

02007926

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED AUG 28 2002 154

SEC FILE NUMBER
8- 30301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chesapeake Securities Research Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Ritchie Highway Suite 2001
(No. and Street)

Severna Park	Maryland	21146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laimutis B. Prascus — 443-816-0080 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive PLaza III, Suite LL5	Hunt Valley	MD	21031
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Laimutis B. Prascus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chesapeake Securities Research Corporation, as of June 30, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Laimutis B. Prascus
President

Title

Notary Public

DELIA NORDBRUCH
Notary Public, State of Maryland
Anne Arundel County
My Commission Expires: May 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- * ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHESAPEAKE SECURITIES RESEARCH

CORPORATION

INDEX

SMYTH & WARD, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Chesapeake Securities Research Corporation

We have audited the accompanying statement of financial condition of Chesapeake Securities Research Corporation, as of June 30, 2002 and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Securities Research Corporation, as of June 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward P.A.
Hunt Valley, Maryland
July 23, 2002

CHESAPEAKE SECURITIES RESEARCH CORPORATION

STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

Cash	$ 4,885
Cash deposits with clearing organizations	100,212
Receivables - clearing organizations	3,312
Securities owned, at market value	37,962
Securities owned, not marketable	3,300
Total assets	$ 149,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 22,197
Advance from stockholder	23,000
Total liabilities	45,197
Stockholders' equity:	
Preferred stock, $10 par value, non-voting 20,000 shares authorized; 1,675 shares issued and outstanding	16,750
Common stock-class A, $.01 par value, voting; authorized 980,000 shares; issued and outstanding 192,000	1,920
Additional paid-in capital	22,830
Retained earnings	62,974
Total stockholders' equity	$ 104,474
Total liabilities and stockholders' equity	$ 149,671

The accompanying notes are an integral part of these financial statements.

CHESAPEAKE SECURITIES RESEARCH CORPORATION

STATEMENT OF OPERATIONS
For the year Ended June 30, 2002

Revenues:	
Commissions	$ 590,231
Principal transactions	23,601
Interest	1,920
Other	11,933
Total revenues	627,685
Expenses:	
Compensation and benefits	481,312
Floor brokerage and clearing fees	46,876
Communications	14,490
Occupancy and equipment rental	31,337
Other	38,002
Total expenses	612,017
Net income before provisions for income taxes	15,668
Provision for income taxes	-
Net Income	$ 15,668

The accompanying notes are an integral part of these financial statements.

CHESAPEAKE SECURITIES RESEARCH CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended June 30, 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance June 30, 2001	$ 16,750	$ 1,920	$ 22,830	$ 47,306	$ 88,806
Net Income for the year ended June 30, 2002	-	-	-	15,668	15,668
Balance at June 30, 2002	$ 16,750	$ 1,920	$ 22,830	$ 62,974	$104,474

The accompanying notes are and integral part of these financial statements.

CHESAPEAKE SECURITIES RESEARCH CORPORATION

STATEMENT OF CASH FLOWS
for the year ended June 30, 2002

Cash flows provided by operating activities:	
Net Income	$ 15,668
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,999
(Increase) decrease in assets:	
Investments	(37,659)
Deposits with clearing organizations	90
Receivables - clearing organizations	(686)
income taxes	4,475
employees	973
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(2,219)
Advance from stockholder	23,000
Net cash provided by operating activities	5,641
Cash flows used by investing activities:	
Purchase of equipment	1,999
Net cash flows used for investing activities:	1,999
Net increase in cash	3,642
Cash at July 1, 2001	1,243
Cash at June 30, 2002	$ 4,885

The accompanying notes are an integral part of these financial statements.

CHESAPEAKE SECURITIES RESEARCH
CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Significant accounting policies and other matters:
Chesapeake Securities Research Corporation is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is principally engaged in providing securities brokerage to individuals. The Company's profitability is sensitive to a variety of factions including the volatility and general level of market prices and the volume of trading in securities.

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and the disclosures presented. Actual amounts could differ from those estimates.

Security transactions and related revenue and expenses are reflected on a settlement-date basis, which is generally three business days after trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

The Company considers only cash balances in bank and brokerage accounts as cash/cash equivalents for financial reporting purposes. Clearing deposits held with brokerage firms in cash are recorded as deposits.

Securities owned which consist of Corporate stocks are carried at market value and are classified as available for sale. Changes in unrealized appreciation or depreciation of such securities are reflected in results of operations.

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is all collectible.

The Company uses accelerated depreciation methods for income tax reporting purposes and for financial reporting purposes.

CHESAPEAKE SECURITIES RESEARCH
CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

2. Furniture and Equipment:

Furniture and equipment consists of the following:

Office Furniture	$ 9,949
Computer equipment	15,403
	25,352
Less: accumulated depreciation	25,352
	$ 0

3. Leases:

The Company is lessee in an operating lease for office space and parking spaces. The lease expires in July 2002. Minimum annual rental commitments at June 30, 2002, under this lease is $2,300. Starting August 1, 2002, the Company is operating from the offices of Securities Financial Services, Inc. which is owned by Laimutis B. Prascus, the Company's President. The Company will pay a monthly fee of $900 for support staff and office use. The Company and Securities Financial Services, Inc. can terminate this arrangement at any time.

4. Income Taxes Matters:

The provision for income taxes consist of the following:

Federal	$ 2,369
State	1,188
Tax benefit of net operating loss Carryforward	(3,557)
Total	$ 0

The Company has a net operating loss of $14,158 that can be carried forward to future years. This operating loss carryforward expires in June 2021.

CHESAPEAKE SECURITIES RESEARCH CORPORATION

NOTES TO FINANCIAL STATEMENTS, Continued

5. Preferred Stock:

The preferred stockholder is entitled to receive preferential and cumulative annual dividends at a rate of 1.20 per share and is entitled to a preference in liquidation in the amount of $10.00 per share plus unpaid dividends. As of June 30, 2002, the aggregate amount of cumulative preferred stock dividends in arrears was $16,080.

6. Related Party Activities:

During the year the primary stockholder, Merchants Benefits Members Fund, LLC, has advanced funds to the Corporation. As of June 30, 2002, the stockholder has advanced a total of $23,000. The amount is payable on demand and no interest is charged on the balance.

7. Financial Instruments With Off-Balance-Sheet Credit Risk:

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

8. The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2002, the Company's net capital was $91,818 which exceeded the capital requirements of $25,000 by $66,818 and its net capital ratio was .67 to 1.

Schedule I

CHESAPEAKE SECURITIES RESEARCH CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of June 30, 2002

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued Expenses	$ 45,197	
Total aggregate indebtedness		$ 45,197
NET CAPITAL		
Total stockholders' equity		104,474
Deduction and/or charges:		
Non-allowable assets:		
Securities not marketable	3,300	3,300
Net capital before haircuts		101,174
Haircuts on securities:		
Equities	5,294	
Undue concentration	3,662	9,356
		$ 91,818
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 25,000
Excess net capital		$ 66,818
Excess net capital @1000%		$ 87,298
Ratio: Aggregate indebtedness to net capital		.68 TO 1

Schedule II

CHESAPEAKE SECURITIES RESEARCH CORPORATION

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION
June 30, 2002

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of June 30, 2002.

Schedule III

CHESAPEAKE SECURITIES RESEARCH CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of June 30, 2002

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

CHESAPEAKE SECURITIES RESEARCH CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of June 30, 2002

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Chesapeake Securities Research Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Chesapeake Securities Research Corporation, for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

Continued

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's

Continued

practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Hunt Valley, Maryland
July 23, 2002